Mail Stop 0511

February 9, 2005

Geoffrey L. Greenwood, President
Yacht Finders, Inc.
2308 – C Kettner Blvd
San Diego, California 92101

RE: **Yacht Finders, Inc. ("the company")**
    File No. 333-121863
    Registration Statement on Form SB-2
    Filed January 6, 2005

Dear Mr. Greenwood:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

       1.   Referring to the fourth paragraph which cross-references the Risk Factors section, please delete the language beginning with "…including the questions as to whether…" since these risks are outlined in that section.

Prospectus Summary

2. Please expand this information to briefly outline the proposed business of the company. In this regard, the summary information in the second paragraph of Note (1) to the financial statements should be included.

3. Regarding the third paragraph, your reference to "furtherance of our operating activities" should be revised in light of the fact that the company is in the development stage with no revenues or operations at the present time.

Risk Factors

4. Your introduction refers to "known" material risk factors. As all material risk factors are required to be disclosed, please revise.

5. It is suggested that the initial risk factor be expanded to make clear that, if losses exceed the company's ability to generate revenues, the company will be unable to continue operations *and will cease any activity; therefore you could lose your entire investment.*

6. Please add another risk factor to address the fact if true, that Mr. Greenwood has had *no direct experience* in the business contemplated by the company. If otherwise, this should be made clear in the applicable section of the prospectus.

7. We understand that selling security holders may sell at less than $.50 once the securities become quoted on the OTC BB. If true, please add a risk factor discussing the potential adverse impact on sales by Yacht Finders in its primary offering.

The Current Officer, Geoffrey Greenwood, the Sole Officer…

8. This risk factor mentions the possibility of a conflict of interest. Elsewhere in the prospectus under an appropriately-captioned heading, please address the potential conflict of interest that might occur as a result of Mr. Greenwood devoting time to other business activities. In that section, also describe his other business activities.

9. We refer to risk factor 9. We understand Mr. Greenwood will receive a salary at a reduced level if less than the maximum is sold in your offering. Please revise the narrative of this risk factor as appropriate.

Use of Proceeds

10.   Please disclose the uses of proceeds, by type of expense or cost and dollar amount, assuming less than 30% is sold in the offering.

11.   If true, please clarify that "salaries" are management salaries.

Determination of offering price

12.   Please explain how the shareholders set the offering price.

13.   As the sales price in the primary offering is fixed at $.50 a share, please revise this disclosure. Also, revise other similar disclosures like "Plan of Distribution".

Plan of Distribution

14.   It is suggested that this section be divided into two sub-sections; one for the company offering and the other for the selling shareholders' offering.

15.   With respect to the company offering, please add a statement indicating that if an underwriter is obtained to sell the company shares, a post-effective amendment will be filed to identify the underwriter, discuss the underwriting agreement, address all of the principal terms of the agreement and file the agreement as an exhibit to the registration statement as required by Item 601(b) of Regulation S-B.

16.   Regarding the final paragraph of this section, please expand to disclose whether or not management has placed any limitation on the amount of funds he is willing to provide, whether there is any understanding or arrangement regarding the company's paying back those funds, and if there is such an arrangement, please outline the material terms of such.

Directors, Executive Officers…

Work History

17.   Please substantially revise this section to delete the promotional tone of the disclosure and just present the facts.

18.   Please describe the business activities of each entity disclosed in this section.

19.   You disclose that Mr. Greenwood intends to work full time "when we raise capital per our business plan." Please clarify the amount of capital

that you are referring to, including the time frame for the receipt of that capital.

Description of Securities

20.   It is suggested that this section be divided into two sections, the first entitled "Common Stock" and the second, "Preferred Stock". Please describe the principal terms of each and indicate the amount of stock currently outstanding.

Legal matters

21.   Please explain or revise the reference to "independent" counsel.

Organization in the Last Five Years

22.   Please expand the present discussion to explain the original purpose or reason for incorporating. We note a name change within two months of incorporation. Further, disclose the business activities of the company under the two prior names. See Item 101(a) of Regulation S-B.

23.   Please name the promoters of Sneeoosh and provide the disclosure required by Item 404(d) of Regulation S-B.

Description of Business

Form and Year of Organization

24.   Under an appropriate heading, please provide a description of the yacht brokerage industry, citing the sources of the information. Please note in your disclosure the risk that your company may be unable to successfully operate in this industry.

Principal Products or Services…

25.   Please disclose the nature and extent of features of your website and the number and nature of users at the present time.

26. Disclose whether or not management has any experience in performing the functions or services as contemplated.

27.   The source of information for the comparative services' charges mentioned "…between $39.95 - $$240 a month for a membership subscription" should be stated.

28.   Regarding the pricing plans set forth, please clarify the reference to "preferred broker members", "custom broker page", "limited delay reports", etc.

29.   Your statement "[W]e *intend* to raise $495,000…" should be revised to make clear that there is no assurance that the company will be able to raise that amount in the company offering.

30.   The month- to- month break-down of budgeted expenses beginning May, 2005 is duplicative to that presented under "Plan of Operations". Please revise to remove the duplicative disclosure from this section or explain supplementally.

Competition and Competitive Position

31.   Please identify the source of information for the competitors' information .

32.   Your business section says, "[o]ur sales plan is to offer these customers a better solution for their online listings at a competitive price." Please explain how you will offer a better solution than your competitors.

Reports **to Securities Holders**

33.   Revise the initial sentence to "[W]e *will* provide an annual report…"

Plan of Operation

34.   We note that Mr. Greenwood has agreed to provide additional funding. Please expand your discussion to disclose more specifics as to what amount he would provide, any limitations or conditions to providing funding to the company, and explain "current level of operating expenses". Also, please disclose the principal terms of this funding, including whether capital contribution or loan and any provisions for the repayment of that amount.

35. Please expand this section to address Mr. Greenwood's informal agreement as discussed in your summary section. Please relate this agreement with the agreement noted in the preceding comment.

36. We note that the company raised $14,400 for operations through the sale of the company's securities. Please briefly discuss the use of those proceeds to date, quantify the cash at present, disclose the proposed uses of the remaining cash and potentially how long those funds will last.

37. We note the breakdown of cash uses on a monthly basis. Please expand this disclosure to explain the nature and extent of your activities over the next 12 months under your plan of operation.

38. In the final paragraph of this section, you mention what the company could do in the event you only receive partial funding. Please substantially expand the discussion to discuss several potential levels of funding and the *specific* steps the company would take in each of the scenarios. Please disclose and describe both the nature and extent of each significant activity in implementing your business plan. Where the nature or extent of your activities will depend on the amount of available funding, please fully explain how your activities will be affected.

Executive Compensation

39. Please update the table to provide the information for the year 2004.

40. Your reference to "[T]he officer and the board of directors" should be clarified since there is currently only one person serving in those capacities.

Balance sheets

Website development costs, F-3

41. We noted from your disclosure, here and in F-7, that you have capitalized your website development costs in accordance with SOP98-1. It is unclear to us how you have arrived at this conclusion. Please provide us with a narrative discussion indicating the factors you used in determining that the criteria for capitalization have been met. Consider revising your footnote disclosure to discuss the current stage of development of your website (i.e. preliminary/planning, development, etc.). In your response, please address the guidance of EITF 00-2, more specifically Exhibit 00-2A. Please advise or revise as appropriate.

General

> **42.** Please update the information throughout the prospectus to the latest date practicable.
>
> 43. Please note that your amendment must include a marked version of the prospectus showing all changes to the document. Please see Rule 472 of Regulation C and Rule 310 of Regulation S-T.
>
> 44. Please provide a current consent in any amendment and consider the updating requirements of Item 310(g) of Regulation S-B.


Closing comments


As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Raj Rajan at (202) 942-1941 with any questions regarding accounting issues and you may contact Janice McGuirk at (202) 942-1787 with any other questions.

Sincerely,

John Reynolds, Assistant Director
Office of Emerging Growth Companies

CC: **Karen Batcher, Esq.**
Via fax (619) 789-6262